

Mail Stop 4631

February 23, 2016

Via E-mail
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 26, 2015**
> **Filed November 23, 2015**
> **Form 10-Q for Fiscal Quarter Ended January 2, 2016**
> **Filed February 11, 2016**
> **Form 8-K Filed February 10, 2016**
> **Response Dated February 12, 2016**
> **File No. 1-35672**

Dear Mr. Miles:

We have reviewed your February 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended January 2, 2016

3. Acquisition, page 9

1. Please expand your disclosures for the acquisition of Avintiv to provide a description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1.a.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Executive Summary, page 20

2. We note that you reorganized into three operating segments. During the conference call on February 10, 2016, the CEO described the reorganized segments as market-facing divisions. It was also noted during the conference call that the Specialties portion of the Health, Hygiene & Specialties operating segment is primarily related to the construction, industrial, and agricultural markets. Regarding your Health, Hygiene & Specialties segment, please expand your disclosures to describe the products included in this segment, provide a discussion of why the CODM has decided to manage the Health and Hygiene and Specialties as one segment and quantify how much of the segment relates to specialty products.

3. Please disclose the amount of cost saving synergies you currently anticipate realizing related to the acquisition of Avintiv along with the timing of those synergies.

Results of Operations, page 21

4. We note that your first quarter of fiscal year 2016 included more shipping days than the prior year period. Please quantify the impact to net sales at the consolidated and segment levels. In this regard, we note that the Avintiv acquisition resulted in an increase to net sales of 40.9% with an offset of 8% due to selling price decreases and 5% due to the unfavorable impact of currency translation, which leaves 4.1% of the increase unexplained. Please refer to Item 303(a)(3)(i) of Regulation S-K for guidance.

5. We note that during the conference call you attributed the improvement in operating results to the realization of synergies in addition to the other factors already discussed. Considering the significance of the synergies you have discussed during the conference call to your operating results, please disclose the actual cost saving synergies realized at the consolidated and segment level. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

6. Please provide an analysis of the material factors that led to the $8M increase in selling, general and administrative expenses for the Consumer Packaging segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

7. Please expand your discussion and analysis of the material factors contributing to the 337% increase in Health, Hygiene, & Specialties' net sales to include all material factors along with an analysis of each factor. In this regard, we note that Avintiv net sales resulted in a 387% increase offset by 8% for unfavorable currency translation, 2% lower selling prices, and 4% lower volume, which leaves 36% of the decrease unexplained. Further, we note that you attribute the 4% decline in volume to an increase in shipping days in the prior quarter. However, your discussion and analysis of Consumer Packaging notes that the higher

shipping days was in the recent quarter and not the prior quarter. Please ensure your analysis of the decline in volume addresses all the material positive and negative trends, events, demands, commitments and uncertainties, which may make it necessary to discuss the underlying components, such as the pressure on the Specialties side noted during the conference call. Similarly, please also provide a discussion and analysis of the material factors contributing to the 37% decline in Engineered Materials' net sales, as the current discussion only addresses 2% of the decline (6% decline due to pricing offset by 4% increase due to volume). Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

8. Please ensure your discussion and analysis of Engineered Materials' operating income increase addresses all material factors. In this regard, we note from your conference call remarks that the improvement was also positively impacted by (a) product mix improvement, (b) net productivity improvements in manufacturing, and (c) cost savings in selling, general and administrative costs. Please ensure that you provide an analysis of product mix. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 23

9. Regarding your presentation of Adjusted EBITDA, in which you are adding a pro forma amount for Avintiv's historical EBITDA and also unrealized cost savings, as a material component in the calculation of the first lien leverage ratio and also as a financial measure to assess the performance of your business, please address the following:
    *   Please explain why management believes this measure is useful to investors to assess the performance of your business, as required to be disclosed by Item 10(e)(1)(i)(c) of Regulation S-K;
    *   We note cost savings are being included in these profit measures and will also be included in future profit measures when actually realized, which will lead to double counting. Tell us if you intend to present a non-GAAP operating performance measure that removes the double counted cost savings realized in the future;
    *   Tell us why you have included Avintiv's historical EBITDA prior to acquisition results in an operating performance measure and how doing so is useful to investors; and
    *   Tell us whether Adjusted EBITDA is intended to be presented as pro forma financial information prepared in accordance with Article 11 of Regulation S-X. If the presentation does not comply with Article 11 of Regulation S-X, it is unclear why you are labeling the adjustment as pro forma. Please also address this comment for your presentation in the earnings press release included as an exhibit to your Form 8-K.

10. Please reconcile Adjusted EBITDA from net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

11. We note your presentation of Operating EBITDA and Adjusted EBITDA. Please reconcile these measures from net income in accordance with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(b) of Regulation S-K, and Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction